FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS LARGEST NET SALES, SHIPMENTS, AND
DEPLETIONS IN COMPANY HISTORY

Second Quarter Growth Driven by 24% Shipment Increase for Kona, Incremental Volume from Appalachian Mountain Brewery and Cisco Brewers, and Ongoing Operational Optimization

Portland, OR (Aug. 3, 2016) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today announced results for the second quarter ended June 30, 2016. The results, which include the largest net sales, shipments and depletions in the company’s history, reflect CBA’s continued progress strengthening the topline by harnessing the growth potential of its “Kona Plus” strategy, while actualizing the future with strategic partners Appalachian Mountain Brewery and Cisco Brewers and optimizing its brewery operations for long-term business health.

As a result of the strong topline growth and gross margin improvement in the second quarter, along with the anticipated incremental operational benefits in the second half of the year, CBA is maintaining its full-year guidance.
Select second quarter financial highlights

•
Net sales for the second quarter were $62.3 million, an increase of $3.7 million or 6.4% compared to the second quarter of 2015, primarily driven by a 3.9% increase in revenue per barrel and a 3% increase in overall shipments.

◦	Shipments of our owned and partnership beers increased by 10,700 barrels, or 4.7%, to 239,000 barrels, over the second quarter of 2015.

◦
Depletions for Kona continued to outpace the growth of craft, increasing by 18% for the quarter and driving CBA’s overall depletion volume up by 3% for the quarter, compared to the same period in 2015.

◦	Our increase in net sales is also attributed to fees earned from our alternating proprietorship with Appalachian Mountain Brewery, which began in the first quarter of 2016.

•	Second quarter gross margin rate increased 100 basis points to 32.9%, compared to 31.9% for the second quarter last year, which led to a $1.8 million, or 9.7%, increase in gross profit.

◦
Our Beer gross margin rate increased 70 basis points to 35.3% in the second quarter, compared to 34.6% in the second quarter last year, which is mainly due to an increase in pricing and lower component costs. Looking at the balance of the year, we expect to see incremental gross margin improvement as we optimize key cost reduction projects completed in the first two quarters, including the Portland bottling line modernization and beer loss centrifuge, and the Portsmouth canning line.

◦
Our Brewpub gross margin rate increased by 180 basis points to 15.2%, compared to 13.4% in the second quarter of 2015, and reflects an increase in guest counts and sales, primarily at our Hawaiian brewpubs.

•
Selling, general and administrative (SG&A) expense as a percent of net sales decreased to 26.6% compared to 27.8% for the second quarter of 2015. Our SG&A expense for the quarter was $16.5 million, which represents a 1.8% increase over the second quarter of 2015, and is primarily due to emerging business and international support, as well as brand marketing.

•	Net income for the quarter was $2.3 million, an increase of $871,000 or 63% compared to the second quarter of 2015.

◦	Diluted earnings per share for the second quarter was $0.12, an increase of $0.05 compared to the second quarter of 2015.

Select year-to-date financial highlights

•
Net sales increased by 1.3%, primarily attributed to improved pricing, alternating proprietorship fees, and increased guest counts at our brewpubs; partially offset by a decrease in overall shipment volumes.

◦
Shipments of our owned and partnership beers decreased by 5,400 barrels, or 1.4%, over the comparable period in 2015, due to the planned shutdown of our largest-volume brewery (Portland) in the first quarter of 2016 and continued competitive challenges faced by Redhook, Widmer Brothers, and Omission. The second quarter decrease in shipments was offset by Kona, which increased shipments by 19.3%, as well as growth of Appalachian Mountain Brewery and Cisco.

◦	Depletions for Kona increased by 19%, while overall depletions were flat compared to the same time period in 2015.

•
Year-to-date gross margin rate is 28.8%, a decrease of 100 basis points compared to 29.8% for the same period last year, which primarily reflects the planned shutdown of our largest-volume brewery in the first quarter 2016, partially offset by an increase in pricing and mix, and a decrease in component costs.

◦	Our Beer gross margin rate decreased 140 basis points to 31.2%, compared to 32.6% in the same period last year.

◦	Our Brewpub gross margin rate increased by 230 basis points to 14.0%, compared to 11.7% in the same period of 2015. The increase reflects higher guest counts, primarily in our Hawaiian brewpubs.

•	SG&A for the first half of 2016 increased by $1.3 million, or 4.3%, compared to the same period in 2015, primarily due to emerging business and international support, and brand marketing.

•	Diluted loss per share for the first half of 2016 was $0.05, compared to diluted earnings per share of $0.01 for the same period last year.
Trailing twelve-month financial highlights

•
To address the wide variances in quarterly results and provide a more representative view into our financial performance, we are sharing trailing 12-month comparisons for the periods ended June 30, 2016 and June 30, 2015.

◦	For those periods, our Beer shipments decreased 0.8%, depletions were flat, and net sales increased 2.8%.

◦
Our Beer gross margin expanded by 80 basis points to 32.5% and Brewpubs gross margin expanded by 150 basis points to 14.0% for the same 12-month periods, for a combined gross margin expansion of 90 basis points to 30.0%.

“Against a backdrop of increasing competition and dynamic industry change, CBA's ability to deliver the largest net sales, depletions and shipments in our history while making steady improvements to our core business health, is tangible validation of our strategy,” said Andy Thomas, chief executive officer, CBA. “Our solid second quarter performance not only reflects significant progress in strengthening our topline by sustaining Kona’s remarkable growth and supporting it with a stronger regional portfolio of strategic partners, it starts to reveal the benefits of our gross margin investments.”
Anticipated financial results for the full year 2016
We are reconfirming previously issued guidance regarding our anticipated full year 2016 results, as follows:

•
Full-year shipment growth between 1% and 2%, which reflects the planned first-quarter decrease due to the Portland brewery closure, offset by volume growth during peak selling seasons and ramp up of partner volumes, including Appalachian Mountain Brewery, Cisco Brewers and Pabst Brewing.

•	Average price increases of 1% to 2%.

•	Gross margin of 31.0% to 32.5%.

•
SG&A ranging from $58 million to $59 million as a result of tighter cost controls and our commitment to improved leverage. Increases compared to 2015 are primarily focused against our sales team, our growing international business, and strategic marketing investments.

•
Capital expenditures between $19 million and $23 million as we continue to support strategic investments, which include the Portland brewery expansion and efficiency initiatives, the Kona brewery expansion, the Portsmouth brewery canning line, and the new Redhook brewpub in Seattle. The increase in 2016 expenditures compared to last year’s guidance reflects the effect of lower-than-anticipated spend on active projects in 2015.

“We are pleased to see such a strong rebound in the second quarter and remain committed to our full year guidance,” said Joe Vanderstelt, chief financial officer, CBA.  “Kona, Cisco, AMB, and our International business will all contribute to our topline objectives, while the operational enhancements we absorbed this past quarter will generate significant efficiencies and allow us to achieve our gross margin targets and ultimately improve our bottom line.”

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including shipments and sales growth, price increases, and gross margin rate improvement, the level and effect of SG&A expense and business development, anticipated capital spending, and the benefits or improvements to be realized from cost controls, operational enhancements, strategic partners, and capital projects, are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2015. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance
CBA is a leading craft brewing company, which brews, brands and markets some of the world’s most respected and best-loved American craft beers. We are home to three of the earliest pioneers in craft beer: Redhook Ale Brewery, Washington’s largest craft brewery founded in 1981; Widmer Brothers Brewing, Oregon’s largest craft brewery founded in 1984; and Kona Brewing Company, Hawaii’s oldest and largest craft brewery founded in 1994. As part of Craft Brew Alliance, these craft brewing legends have expanded their reach across the U.S. and approximately 30 international markets.

In addition to growing and nurturing distinctive brands rooted in local heritage, Craft Brew Alliance is committed to developing innovative new category leaders, such as Omission Beer, which is the #1 beer in the gluten-free beer segment, and Square Mile Cider, a tribute to the early American settlers who purchased the first plots of land in the Pacific Northwest.

Publicly traded on NASDAQ under the ticker symbol BREW, Craft Brew Alliance is headquartered in Portland, OR and operates five breweries and five pub restaurants across the U.S. For more information about CBA and its brands, please visit www.craftbrew.com.

Media Contact: Jenny McLean Craft Brew Alliance, Inc. (503) 331-7248 jenny.mclean@craftbrew.com	Investor Contact: Edwin Smith Craft Brew Alliance, Inc. (503) 972-7884 ed.smith@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Sales	$66,294	$62,638	$108,087	$107,257
Less excise taxes	4,016	4,107	6,587	7,017
Net sales	62,278	58,531	101,500	100,240
Cost of sales	41,780	39,841	72,285	70,388
Gross profit	20,498	18,690	29,215	29,852
As percentage of net sales	32.9%	31.9%	28.8%	29.8%
Selling, general and administrative expenses	16,548	16,263	30,472	29,216
Operating income (loss)	3,950	2,427	(1,257)	636
Interest expense	(187)	(150)	(334)	(271)
Other income, net	6	7	12	13
Income (loss) before income taxes	3,769	2,284	(1,579)	378
Income tax expense (benefit)	1,508	894	(631)	151
Net income (loss)	$2,261	$1,390	$(948)	$227

Basic and diluted net loss per share	$0.12	$0.07	$(0.05)	$0.01
Weighted average shares outstanding:
Basic	19,216	19,145	19,198	19,130
Diluted	19,232	19,177	19,198	19,164
Total shipments (in barrels):
Core Brands	239,000	228,300	381,400	386,800
Contract Brewing	7,000	10,600	14,200	19,800
Total shipments	246,000	238,900	395,600	406,600
Change in depletions (1)	3%	0%	0%	1%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30,
	2016	2015
Current assets:
Cash and cash equivalents	$335	$1,277
Accounts receivable, net	27,330	21,572
Inventory, net	22,982	19,350
Deferred income tax asset, net	2,414	1,746
Other current assets	2,766	4,510
Total current assets	55,827	48,455
Property, equipment and leasehold improvements, net	121,665	110,354
Goodwill	12,917	12,917
Intangible and other assets, net	18,649	16,916
Total assets	$209,058	$188,642
Current liabilities:
Accounts payable	$25,294	$18,571
Accrued salaries, wages and payroll taxes	4,383	5,000
Refundable deposits	7,164	7,426
Other accrued expenses	2,082	2,043
Current portion of long-term debt and capital lease obligations	807	1,100
Total current liabilities	39,730	34,140
Long-term debt and capital lease obligations, net of current portion	30,250	18,368
Other long-term liabilities	21,323	19,895
Total common shareholders' equity	117,755	116,239
Total liabilities and common shareholders' equity	$209,058	$188,642

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2016	2015
Cash flows from operating activities:
Net income (loss)	$(948)	$227
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,362	4,727
Loss on sale or disposal of Property, equipment and leasehold improvements	9	306
Deferred income taxes	(664)	67
Other, including stock-based compensation and excess tax benefit from employee stock plans	236	616
Changes in operating assets and liabilities:
Accounts receivable, net	(8,404)	(9,831)
Inventories	(5,034)	62
Other current assets	(327)	(97)
Accounts payable and other accrued expenses	8,051	5,330
Accrued salaries, wages and payroll taxes	(1,086)	(114)
Refundable deposits	625	(181)
Net cash provided by (used in) operating activities	(2,180)	1,112
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(9,220)	(5,816)
Proceeds from sale of Property, equipment and leasehold improvements	8	387
Net cash used in investing activities	(9,212)	(5,429)
Cash flows from financing activities:
Principal payments on debt and capital lease obligations	(350)	(245)
Net borrowings under revolving line of credit	11,237	4,900
Proceeds from issuances of common stock	—	58
Tax payments related to stock-based awards	(71)	(151)
Excess tax benefit from employee stock plans	—	51
Net cash provided by financing activities	10,816	4,613
Increase (decrease) in Cash and cash equivalents	(576)	296
Cash and cash equivalents, beginning of period	911	981
Cash and cash equivalents, end of period	$335	$1,277

Craft Brew Alliance, Inc.
Select Financial Information on a Trailing Twelve-Month Basis
(Dollars in thousands, except per share amounts)
(Unaudited)

	Twelve Months Ended
	June 30,
	2016	2015	Change		% Change
Net sales	$205,428	$199,750	$5,678		2.8%
Gross profit	$61,559	$58,148	$3,411		5.9%
As percentage of net sales	30.0%	29.1%	90	bps
Selling, general and administrative expenses	59,188	54,946	4,242		7.7%
Operating income	$2,371	$3,202	$(831)		(26.0)%

Net income	$1,043	$1,510	$(467)		(30.9)%

Basic and diluted net income per share	$0.05	$0.08	$(0.03)		(37.5)%
Total shipments (in barrels):
Core Brands	782,200	779,800	2,400		0.3%
Contract Brewing	31,200	39,900	(8,700)		(21.8)%
Total shipments	813,400	819,700	(6,300)		(0.8)%
Change in depletions (1)	0%	3%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net income (loss)
(In thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net income (loss)	$2,261	$1,390	$(948)	$227
Interest expense	187	150	334	271
Income tax expense (benefit)	1,508	894	(631)	151
Depreciation expense	2,704	2,380	5,275	4,607
Amortization expense	43	59	87	120
Stock-based compensation	289	303	309	624
Loss on disposal of assets	7	91	9	306
Adjusted EBITDA	$6,999	$5,267	$4,435	$6,306

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management. The Company defines Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, equipment and leasehold improvements. The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).